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                 June 7, 2023

       David Tolley
       Chief Executive Officer
       WeWork Inc.
       12 East 49th Street, 3rd Floor
       New York, NY 10017

                                                        Re: WeWork Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2023
                                                            File No. 333-272425

       Dear David Tolley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Victor Rivera Melendez at 202-551-4182 or Ruairi Regan at 202-551-
       3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Kerry S. Burke, Esq.